UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 30, 2015, Formula Systems (1985) Ltd. (“Formula” or the “Company”) reported publicly to the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”) that Standard & Poor’s Maalot (“S&P”) had issued a credit rating of ilA+ for Formula as well as for each of its two prospective series of debentures to be offered in Israel (the terms of which are described below). S&P furthermore forecasted that such credit ratings are stable.

The credit ratings are based on a number of factors and considerations, which are summarized in the English translation of the report of S&P that is appended to this Report of Foreign Private Issuer as Exhibit 99.1.

As reported by the Company in its Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on August 24, 2015, Formula is considering publication of a prospectus supplement to its Israeli shelf prospectus, pursuant to which Formula would offer to the Israeli public, in a uniform manner, either or both of two new series of debentures. One series of debentures (the “Secured Debentures”) would be secured by liens on the shares of the Company’s subsidiaries and affiliate held by the Company, while the second series (the “Convertible Debentures,” and, together with the Secured Debentures, the “New Debentures”) would be convertible into ordinary shares of the Company.

Publication of the final-form indentures for the New Debentures, as well as the actual offering of the New Debentures, is subject to receipt of the required approvals under Israeli law, including the approval of the Company’s board of directors, the ISA and the TASE.

To the extent that the New Debentures are actually offered, they will be offered only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), and will be offered in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act) that is exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder.

Annexed hereto and incorporated by reference herein is the following exhibit:

Exhibit No. 99.1	Exhibit Description Report of Standard & Poor’s Maalot as to Credit Rating of Formula Systems (1985) Ltd. and its Series A and Series B Debentures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: August 31, 2015	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer